Exhibit 99.1

FCA to announce Second Quarter 2018 financial results on July 25

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the second quarter of 2018 will be released on Wednesday, July 25, 2018.
A live audio webcast and conference call of the 2018 Q2 results will begin at 1:00 p.m. BST / 2:00 p.m. CEST / 8:00 a.m. EDT on Wednesday, July 25.
Details for accessing this presentation will be available in the Investors section of the Group's website at www.fcagroup.com prior to the event. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 16 July 2018

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com